

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

June 13, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $0.01 par value per share of NUVEEN EMERGING MARKETS DEBT 2025 TERM FUND under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company